06004763

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 11345

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachtel & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Fourteenth Street, NW
(No. and Street)

Washington, DC 20005
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED WASH, D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie K. Wachtel (202)898-1144
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered Certified Public Accountant
(Name — *if individual, state last, first, middle name*)

50 W. Edmonston Dr. #603 Rockville, Maryland 20852
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/28/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

SS: District of Columbia

Date: FEB 21 2006

Subscribed and sworn to before me.

Notary Public

Wendie L. Wachtel
Notary Public, District of Columbia
My Commission Expires 11-14-2008

Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WACHTEL & CO., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

WACHTEL & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have audited the accompanying statement of financial position of Wachtel & Co., Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered
January 25, 2006

WACHTEL & CO., INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2005

ASSETS

Cash	$ 2,047,993
Cash and securities segregated under SEC regulations (Note 2)	1,916,082
Receivable from brokers	275,179
Receivable from customers	887
Securities owned - investment account (Note 1)	200,600
Securities owned - trading account (Note 1)	4,485,504
Accrued interest receivable	7,318
Prepaid expenses and deposits	262,630
Prepaid income taxes	5,374
Net fixed assets (notes 1 and 3)	9,059
TOTAL ASSETS	$ 9,210,626

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 1,112
Income taxes payable	2,143
Payroll taxes payable	-0-
Payable to brokers	165,548
Payable to customers	734,575
Payable to stockholders (Note 4)	3,077,484
Deferred income taxes (Notes 1 and 6)	52,719
Total Liabilities	4,033,581
Capital stock, $1 par value; 100,000 shares authorized; 52,832 issued and outstanding	52,832
Retained earnings	5,124,213
Total Stockholders' Equity	5,177,045
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,210,626

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$ 427,513
Net inventory and investment gains (Note 1)	56,783
Interest	299,868
Dividends (Note 1)	9,652
Consulting fees	4,500
Other	5,635
Total Revenues	803,951
Expenses	
Accounting and professional services	7,000
Advertising	537
Clearing charges	31,504
Commissions	280,127
Communications	25,178
Consulting	-0-
Depreciation	1,244
Dues and licenses	5,440
Health benefits	44,555
Insurance	5,492
Miscellaneous	-0-
Office expense	10,841
Officers' salaries	84,000
Pension contribution (Note 5)	-0-
Regulatory fees	7,238
Rent	42,500
Salaries	56,239
Taxes, payroll and other	11,656
Travel and transportation	2,806
Total Expenses	616,357
Income Before Taxes	187,594
Provision for income taxes (Note 6)	44,057
Net Income	$ 143,537

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Capital Stock	Retained Earnings
Balances at December 31, 2004	$ 52,832	$ 4,980,676
Net Income		143,537
Balances at December 31, 2005	$ 52,832	$ 5,124,213

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities	
Interest received	$ 298,314
Fees and commissions received	437,648
Net cash flow to purchase and sell trading securities	(768,132)
Dividends received	9,652
Cash paid to suppliers and employees	(614,900)
Net cash transferred for customer reserve	(917,556)
Income taxes paid	(18,296)
Net cash used by operating activities	(1,573,270)
Cash Flows from Investing Activities	
Purchase of fixed assets	(1,244)
Sale of investment account securities	118,836
Net cash used by investing activities	117,592
Net Decrease in Cash and Cash Equivalents	(1,455,678)
Cash and cash equivalents at beginning of year	3,503,671
Cash and cash equivalents at end of year	$ 2,047,993

Reconciliation of Net Income to Net Cash Used by Operating Activities

Net Income	$ 143,537
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	1,244
Increase in customer reserve deposits	(940,159)
Increase in accrued interest receivable	(1,554)
Decrease in prepaid expenses	1,406
Increase in prepaid income taxes	(3,670)
Change in investment account	(57,432)
Increase in trading account	(733,959)
Decrease in net payables due to customers and brokers	(48,007)
Decrease in accrued expenses	(1,193)
Increase in income taxes payable	2,143
Change in deferred taxes	27,288
Increase in payable to stockholders	37,086
Total adjustments	(1,716,807)
Net cash used by operating activities	$(1,573,270)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

WACHTEL & CO., INC.
NOTES TO FINANCIAL STATEMENTS

1 - Summary of Significant Accounting Policies

The accounts of the Corporation are maintained and the financial statements are prepared on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

Securities transactions, including related commission income and expense, are recorded on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Fixed assets are recorded at cost. Depreciation is provided for using declining balance methods over estimated useful lives ranging from three to five years. Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred.

Income taxes are provided at appropriate rates on amounts as determined in the statement of operations except that no provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

For the purpose of the statement of cash flows, the Corporation does not include funds segregated under rule 15c3-3 of the Securities and Exchange Commission as cash and cash equivalents.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2 - Cash and Securities Segregated Under SEC Regulations

Funds segregated in special reserve accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission are invested in a U.S. Treasury note with a market value of $490,000 ($500,000 face value; interest at 3.625%; maturity 4/30/07); a U.S. Treasury Note TIPS with a market value of $508,526 ($540,985 face value; interest at 1.875%; maturity 7/15/13); and $917,556 in an interest bearing account at SunTrust Bank.

3 - Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$ 25,611
Automobiles	38,486
	64,097
Less: Accumulated Depreciation	(55,038)
Net Fixed Assets	$ 9,059

4 - Transactions with Officers and Stockholders

Amounts receivable and payable to officers and stockholders represent transactions arising in the normal course of business.

5 - Pension Plan

In 1987, the Corporation established discretionary simplified employee pension plans for eligible employees. No pension contribution was made for the year ended December 31, 2005.

6 - Income Taxes

The provision for federal and state income taxes consists of the following:

Current income taxes:	
Federal	$ 16,543
Local	226
Total currently payable	16,769
Deferred income taxes	27,288
Total provision for income taxes	$ 44,057

Deferred income taxes are principally applicable to the unrecognized gain on the investment inventory.

7 - Lease

The Corporation occupies office space under a lease in effect through July 31, 2007. As of December 31, 2005 the monthly base rent was $3,438 plus additional rent for their pro-rata share of any increases in the operating expenses of the building. The lease includes an escalation clause of 2.5% per year.

8 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the ratio of aggregate indebtedness to net capital was .72 to 1, and net capital of $4,735,391 exceeded capital requirements of $ 250,000 by $ 4,485,391.

WACHTEL & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2005

Total Assets	$ 9,210,626
Total Liabilities	4,033,581
Net Worth	5,177,045
Non-Allowable Assets	69,192
Other Deductions	-0-
Current Capital	5,107,853
Allowable Assets	9,141,434
Haircuts	372,462
Adjusted Net Capital	4,735,391
Liabilities Not Included in Aggregate Indebtedness	629,360
Aggregate Indebtedness	3,404,221
Minimum Required Capital	250,000
Excess Capital	4,485,391
Ratio (AI/Net Capital)	.72

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
COMPUTATION OF CASH RESERVE REQUIREMENT PURSUANT
TO SEC RULE 15c3-3
DECEMBER 31, 2005

Customer Credit Balances	$	734,576
Customers' Securities F/R		29,157
TOTAL CREDITS		763,733
Customer Debit Balances (-1%)		879
Customers' Securities F/D		133,494
TOTAL DEBITS		134,373
Excess of Credits Over Debits		629,360
Amount in Reserve a/c (12/31/05)		1,916,082
January Deposit or (Withdrawal)		-0-
New Balance in Account		1,916,082

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
DECEMBER 31, 2005

Market Valuation and Number of Items of:

1 - Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2005 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken within the time frame specified under Rule 15c3-3. (Notes A and B below).

Number of Items - NONE Value - NONE

2 - Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2005, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. (Notes B and C below).

Number of Items - NONE Value - NONE

NOTES

A. Item 1 does not include customers' fully paid securities required to be in possession or control, but for which no action was required as of the report date or the required action was taken within the time frames specified in Rule 15c3-3.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. Item 2 includes only items not arising form "temporary lags which result from normal business operations".

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3, with the corresponding Schedules filed by Wachtel & Co., Inc. as Part II of its unaudited December 31, 2005 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 25, 2006

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852
TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(j)

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

Re: Audit Report Dated January 25, 2006
Year Ended December 31, 2005

Pursuant to SEC Rule 17a-5(j), we are advising that we found no material inadequacy in any portion of your accounting and recordkeeping or system of internal control during the course of our examination of your financial statements for the year ended December 31, 2005.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 25, 2006